EXHIBIT 99.1

Foremost Clean Energy Reports High-Grade Gold Results from First Two Holes of 2025 Jean Lake Drill Program Highlighted by 10.7 g/t Au over 5.6 m Including 82 g/t Au over 0.7 m

Drilling Confirms and Expands High-Grade Gold Mineralization

VANCOUVER, British Columbia, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce that it has the receipt of assay results for the first two drillholes, JL25-001 and JL25-002 from its 2025 drill program currently underway at its 100%-owned Jean Lake Gold–Lithium Property (“Jean Lake”) located near the historic mining centre of Snow Lake in Manitoba. Both holes, JL25-001 and JL25-002, successfully intersected multiple gold-bearing zones along the Valkyrie Trend (see figure 1). These results have confirmed a larger mineralized system than previously defined, notably extending the known boundaries of the gold-bearing structure. Highlights include:

  JL25-002: 10.7 g/t Au over 5.6 m from 100.5 m, including 82 g/t Au over 0.7 m
  JL25-001: 12.7 g/t Au over 2.07 m from 118.18 m, including 40 g/t Au over 0.6 m
  JL25-002: 5.0 g/t/Au over 2.2 m from 113 m including 21 g/t Au over .5m

The assay results from the initial two drillholes, JL25-001 and JL25-002, have successfully defined a mineralized footprint that extends beyond the area of the previous discovered initial drill hole JL23-008 (7.50 g/t Au over 7.66m, including 102.0 g/t Au over 0.48 metres, as previously reported (See News Release June 6, 2023)).

Jason Barnard, Foremost’s President and CEO, commented: “We are extremely encouraged that the first two holes of our 2025 program have exceeded our expectations and further demonstrate the exceptional potential of our Jean Lake Project. The presence of multiple high-grade intercepts, highlighted by an exceptional 82 grams per tonne result, strongly validates the high-grade nature of the mineralizing system.

With the gold prices recently testing historic highs over US $4,000 per ounce, the timing of this high-grade discovery is optimal for Foremost. At a time of record gold prices, we are advancing a high-grade gold discovery at Jean Lake. Amid a bullish gold market, Foremost's high-grade discovery at Jean Lake represents a potential powerful growth catalyst and a truly exciting time for our company.

Our drill program is ongoing, and we are eagerly anticipating the remaining results from this season's campaign, which includes further drilling on these gold targets as well as our first systematic testing of the property's significant lithium potential. We look forward to building upon this positive geological framework for both commodities and further assay results.”

452000
452500
453000
6076500
6076000
Valkyrie Trend
JL25-015
JL25-011
JL25-014
JL25-012
JL25-013
JL25-009
JL25-010
JL25-008
JL25-007
JL25-006
JL25-005B
FM23-008A
JL25-001
JL25-003
JL25-004
FM23-008
JL25-002
JL25-001
12.7 g/t over 2.07m includes
40 g/t over 0.6m
JL25-002
10.7 g/t over 5.6m includes
82 g/t over 0.7m
FOREMOST
CLEAN ENERGY
Jean Lake Property
2025 DDH Compilation Map
TMI
nT
Jean Lake Mineral Claim
Crowduck Bay Fault
Prospective Gold Structures
2025 Drillhole
Historic Drillhole
B1 Li-Bearing Pegmatite
Transmission Line
0
200
400 m
(EPSG:3614)

Figure 1. Jean Lake 2025 DDH Compilation Map

2025 Drill Program Objectives

The ongoing 2025 drill program is designed to build on the high-grade gold and lithium discoveries from previous campaigns. The primary objectives are to test the extent of the gold-bearing Valkyrie Trend along strike and at depth, and to delineate the near-surface, spodumene-bearing B1 Pegmatite. Assay results for JL25-001 and JL25-002 are found in Table 1.

Table 1 – Summary of Significant Gold Intercepts

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Notes
JL25-001[1]	53.5	55.0	1.5	3.9	—
	74.0	80.7	6.7	1.2	incl. 8.3 g/t over 0.5 m
	118.2	120.3	2.1	12.7	incl. 40 g/t over 0.6m
JL25-002[2]	100.5	106.1	5.6	10.7	incl. 82 g/t over 0.7m
	113.1	115.3	2.2	5.0	incl. 21.4 g/t over 0.5m
	179.5	181.0	1.5	1.5	—

________________________
1 JL25-001 was drilled with an azimuth of 245° a dip of -45 ° located at 452872 E, 6076541N (NAD83 Zone 14)
2 JL25-002 was drilled with an azimuth of 245° a dip of -60 ° located at 452877 E, 6076539N (NAD83 Zone 14)

Picture 1. Drill core from the high-grade intercept in hole JL25-001

Next Steps

The results from the first two holes strongly validate Foremost’s exploration model. As the Company advances its 2025 program, drilling continues with step-out holes along the Valkyrie Trend and initial testing of additional lithium-bearing pegmatite targets. Assay results for these subsequent holes are pending.

Sampling, Analytical Methods and QA/QC

All drill core samples from the Jean Lake gold drilling program were collected as NQ-sized core. In zones of visible quartz-veining, sericite alteration, and arsenopyrite mineralization, samples were typically taken at 50 cm intervals. Outside of these zones, holes were continuously sampled at 1.5 m intervals. All core was sawn longitudinally, with one half retained on site for reference and the other half submitted for analysis. Samples were shipped to SGS Canada Inc., Burnaby, British Columbia, for sample preparation and analysis.

At SGS, samples were dried at 105°C, crushed to 75% passing 2 mm, and pulverized to 85% passing 75 microns (method PRP89). Gold analyses were performed by 30 g Fire Assay with Atomic Absorption Spectrometry finish (method GE_FAA30V5) with a detection range of 5–10,000 ppb Au. Samples returning values above the upper detection limit were re-assayed by 30 g Fire Assay with Gravimetric finish (method GO_FAG30V) with a reporting range of 0.5–10,000 ppm Au. Multi-element geochemical analyses were completed using the 57-element sodium peroxide fusion ICP-AES/ICP-MS package (method GE_ICM91A50), which provides detection limits suitable for trace-level pathfinder elements such as As, Sb, and W relevant to gold mineralization. Analytical work was performed at SGS’s ISO/IEC 17025-accredited facilities, which operate under strict internal QA/QC protocols.

Quality control procedures at SGS include the routine insertion of blanks, certified reference materials (standards), and duplicates at a minimum frequency of 11–12% of all analyses, depending on method and grade classification. Laboratory quality is monitored through SGS’s SLIM Laboratory Information Management System, which automatically flags data exceeding internal precision or accuracy thresholds and triggers reanalysis when necessary.

Foremost’s internal QA/QC protocol includes the insertion of field duplicates, certified standards, and blanks into the sample stream at regular intervals to independently monitor analytical precision and contamination.

All reported intervals represent downhole lengths, and true thicknesses have not yet been determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Figure 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/5091b879-a0a2-49bd-8817-9e04aa3ee326

Picture 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/37cbca23-654b-4839-a089-31c10f5f608c